Exhibit 21.1

KMG Chemicals, Inc.

Subsidiaries (as of July 31, 2013)

Name	Jurisdiction
Cyantek Corporation	Delaware
KMG-Bernuth, Inc.	Delaware
KMG de Mexico, SA de CV	Mexico
KMG Electronic Chemicals, Inc.	Texas
KMG Electronic Chemicals Luxembourg Holdings S.a.r.l.	Luxembourg
KMG Electronic Chemicals Limited	United Kingdom
KMG Electronic Chemicals Pte. Ltd	Singapore
KMG Electronic Chemicals SAS	France
KMG Italia, S.r.l.	Italy
KMG Ultra Pure Chemicals Limited	United Kingdom
KMG Ultra Pure Chemicals SAS	France
KMG Ultra Pure Chemicals Pte Ltd	Singapore
KMG Ultra Pure Chemicals SDN BHD	Malaysia

Subsidiaries that in the aggregate do not constitute a “significant subsidiary” have been excluded.